Exhibit A

to

Plan of Distribution

Pursuant to Rule 12b-1

of

Advisers Investment Trust

Fund Name	Share Class	Distribution Fee (annual rate expressed as a percentage of the average daily net assets of each Class of Shares)
Vontobel Global Emerging Markets Equity Institutional Fund	Class A	0.25%
Vontobel Global Emerging Markets Equity Institutional Fund	Class C	1.00%

Effective as of: January 1, 2015	Advisers Investment Trust
Name:

Title: